[Missing Graphic Reference]	5555 San Felipe Road (77056-2725) P. O. Box 3128 (77253-3128) Houston, TX Telephone 713/629-6600

June 9, 2010

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010 Definitive Proxy Statement
Filed March 8, 2010 Response Letter dated April 30, 2010 File No. 1-05153

Dear Mr. Schwall:

Set forth below are responses from Marathon Oil Corporation to comments of the Staff of the United States Securities and Exchange Commission dated May 26, 2010, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement filed March 8, 2010, and the Company’s response letter to the Staff dated April 30, 2010 in response to the comments of the Staff in its letter dated April 8, 2010.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2009

Comment 1
Please confirm that in all future filings that require you to file a third party report under Item 1208(a)(8), such report will contain all of the information required by Regulation S-K.

Response
This is to confirm that all of our future filings requiring a third party report under Item 1208(a)(8) will contain all the information required by Regulation S-K.

Comment 2
We are still considering your response to prior comment 12 and may issue additional comments, if any, at a later time.

Response
No response is warranted for this comment.

Definitive Proxy Filed March 8, 2010

Diversity, page 15

Comment 3
We note you view and define diversity in its broadest sense and always look at a diverse pool of candidates when there is an opening on the board.  Therefore, it appears that diversity is one of the characteristics considered in the selection of nominees for director.  Please tell us how the Corporate Governance and Nominating Committee assesses the effectiveness of this policy.  See Item 407(c)(2)(vi) of Regulation S-K.

Response
Under its Charter, the Corporate Governance and Nominating Committee’s responsibilities include, among other things, reviewing and making recommendations to the Board of Directors concerning the appropriate size and composition of the board, the criteria to be used for the selection of candidates for election as directors, and the appropriate skills and characteristics required of board members in the context of the current make-up of the board.   Diversity is included in this assessment.  The Committee assesses the effectiveness of this responsibility, along with its other responsibilities, through an annual self-evaluation process.  The analysis includes, among other things, (i) whether the committee is effectively involved in the identification of individuals qualified to become board members, (ii) whether the committee is effectively involved in the review of the qualifications and make-up of the board membership, and (iii) whether the board is effective in discharging its duties under its charter.

Executive Compensation Risk Assessment

Comment 4
We note your disclosure that the Committee does not believe any of your executive compensation programs encourage excessive risk.   Please advise us

of the basis for your conclusion that disclosure with respect to your non-executive employees is not necessary under Item 402(s) of Regulation S-K and describe the process you undertook to reach that conclusion.

Response
Non-executive employees participate in substantially the same compensation programs as our executive officers with the exception of employees of our Speedway SuperAmerica LLC subsidiary.  Speedway has compensation programs designed for its retail business, which employs a large number of hourly employees.

Compensation programs for both executive and non-executive employees include the same elements of compensation:
·	base salary,
·	annual cash bonus,
·	long-term incentives (for qualifying employees), and
·	employee benefits.

The main difference between our executive and non-executive compensation programs is our long-term incentive programs. For non-executive employees, stock options are granted only to employees at or above a certain level and restricted stock is granted only to certain classifications of employee. Non-executive employees do not receive performance units.

The Compensation Committee reviews and approves the design of compensation programs at the executive level.  Specifically in regards to the annual cash bonus plan design, the Committee reviews and approves the performance metrics at the executive level.  These metrics then for the most part, cascade down to the non-executive annual bonus plan design.

As disclosed in our Compensation Discussion and Analysis, our annual cash bonus program is based on a balanced set of metrics, which are objective and not driven by commodity prices.  These metrics include percentage change in segment income, which is measured relative to our peers, as well as operational and corporate safety metrics.  The culture at Marathon places a high value on safety by making it one of our core values, which is reinforced and supported by the board.

Since the design of our compensation programs for both executive and non-executive employees are substantially aligned, we do not believe any of our compensation programs encourage excessive risk. For these reasons, the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Marathon and therefore disclosure was not required.

_____________________________

We acknowledge that:
·	We are responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333 or Richard J. Kolencik, Sr. Group Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Janet F. Clark

Janet F. Clark Executive Vice President and Chief Financial Officer